SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 14, 2008 at 13:12 p.m. at the Corporate Headquarters' Auditorium, the Extraordinary Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, after the Annual General Shareholder's Meeting presided by the Chairman of the Board Mr. Emilio Gilolmo, the Chief Executive Officer Mr. José Molés, the Finance Manager Ms. Isabel M. Bravo, the Vice President of Management Control Mr. Diego Martínez-Caro, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.- Quorum:

Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares

Telefónica Internacional Chile S.A (1)	387,993,524	41,739,487	429,733,011
Citibank N.A (2)	206,784,418	372,166	207,156,584
A.F.P Habitat S.A.	53,136,993	5,813,466	58,950,459
A.F.P Provida S.A.	40,855,054	3,621,981	44,477,035
A.F.P Cuprum S.A.	43,980,140	4,011,687	47,991,827
A.F.P Capital S.A.	37,120,375	4,534,126	41,654,501
A.F.P Planvital S.A.	7,285,384	627,281	7,912,665
Other Shareholders	3,919,819	6,607,248	10,527,067
Total voting shares present	781,075,707	67,327,442	848,403,149
Blank powers - of - attorney	3,405	3,934	7,339
Total present shares	781,079,112	67,331,376	848,410,488

(1) Represented by Mr. Jorge Delpiano.
(2) Depositary Bank acting on behalf of the ADR holders.

The meeting was held with a total attendance quorum equivalent to 88.64% of the total voting shares, amounting to 848,410,488 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote; such amount is equivalent to 478,578,544 shares. In order to vote on a capital reduction, which was one of the matters on the agenda, a quorum of at least two-thirds of the voting shares is required; such amount is equivalent to 638,104,723 shares.

II.- Notice:

In accordance with Article 35 of the Company's Bylaws, Article 59 of Chilean Corporate Law and Article 62 of the Regulation of Chilean Corporate Law, the Board summoned the shareholders to an Extraordinary Shareholders’ Meeting.

III.- Matters discussed and/or approved by the Extraordinary Shareholders' Meeting:

1.- Approval of capital reduction of Ch$39,243,440,485 (equivalent to US$ 87.3 million)

The Company's balance sheet as of December 31, 2007, subject to approval at the General Shareholders' Meeting, considers a paid-in capital account of Ch$862,240,141,878 (US$1,918 million).

Based on the Company's cash flow generation after capital expenditures and taxes, the Company will distribute a portion of available cash to shareholders by means of a capital reduction in the amount of Ch$39,243,440,485 (equivalent to US$87.3 million).

The capital reduction of Ch$39,243,440,485 (equivalent to US$87.3 million) will be charged against cash and distributed to shareholders in the gross amount of approximately Ch$41 per share (US$0.09) or Ch$164 per ADR (US$0.36 per ADR ), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR. The payment will take place in Chile, and the payment date will be duly announced following the publication of Meeting Act in the Official Gazette, as required by Article 28 of Chilean Corporate Law.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	813,497,968 shares
Reject:	118,104 shares
Abstain:	34,794,416 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	99,363,992 shares
Reject:	118,104 shares
Abstain:	128,704 shares

- Banco de Chile, acting for other foreign investors voted as follows:

Approve:	7,328,475 shares
Reject:	0 shares
Abstain:	34,665,712 shares

2.- Approval to modify the Company's Bylaws, to reflect the approved agreements

Article Five of the Company's Bylaws, which details the Company's capital account, must be modified to reflect the approved capital reduction and update the capital account .

A modification of Company Bylaws is subject to shareholder approval in accordance with Article 57 of Chilean Corporate Law and Article 33 of the Company's Bylaws. The proposed modification is as follows: “The Company’s paid-in capital amounts to Ch$862,240,141,878, divided into 957,157,085 shares without face value, which are fully subscribed and paid.”

For additional information on this item, a direct translation of the Company's current Bylaws is available on the Company's website at www.telefonicachile.cl.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	813,499,680 shares
Reject:	130,344 shares
Abstain:	34,780,464 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	99,365,704 shares
Reject:	130,344 shares
Abstain:	114,752 shares

- Banco de Chile, acting for other foreign investors voted as follows:

Approve:	7,328,475 shares
Reject:	0 shares
Abstain:	34,665,712 shares

3.- Approval to adopt the necessary procedures to formalize the agreements reached at the Extraordinary Shareholders' Meeting.

It is necessary to designate representatives to carry out certain tasks in order to formalize the agreements reached at this Extraordinary Shareholders’ Meeting. Such tasks include, but are not limited to, registering the Minutes of the meeting within the public record and publishing the necessary information in the Official Gazette. For these effects, Messrs. Cristián Aninat Salas and Gladys Fuentes Espinoza are proposed. If approved, they may act jointly and severally.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve:	813,502,052 shares
Reject:	119,536 shares
Abstain:	34,788,900 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A., acting for the ADR Holders, voted as follows:

Approve:	99,365,076 shares
Reject:	119,536 shares
Abstain:	123,188 shares

- Banco de Chile, acting for other foreign investors voted as follows:

Approve:	7,328,475 shares
Reject:	0 shares
Abstain:	34,665,712 shares

4.- Closing of the Extraordinary Shareholders' Meeting

The Chairman closed the Extraordinary Shareholders' meeting at 1:30 p.m., after thanking the shareholders for their attendance.

Minutes of Shareholders' Meeting were signed by the following people:

Emilio Gilolmo López	Cristián Aninat Salas

Jorge Delpiano Kraemer	Sergio Vera

Carolina Herbach	María Alicia Montes Holley

Diego Venezian

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2008 Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$449.48 per 1US$ (Exchange rate at April 15, 2008).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.